Alcoa Underwriting Syndicate Members

Citigroup Global Markets, Inc.
Credit Suisse Securities (USA), LLC
Deutsche Bank Securities
JP Morgan Securities, Inc.
Barclays Capital
Morgan Stanley & Co.
ANZ Securities, Inc.
Banc of America Securities, LLC
BNP Paribas
HSBC Securities (USA), Inc.
Lehman Brothers Inc.
Mellon Financial Markets, LLC
Mitsubishi UFJ Securities
Banca Imi
BBVA Securities
NAB Capital
RBC Capital Markets, LLC